FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of September, 2003

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

Exhibits

Exhibit 1    Press Release Dated September 25, 2003

NEWS RELEASE - No. 11-03

    September 25th, 2003

FINAL PAYMENT COMPLETED - ESKAPA BUY-BACK AGREEMENT

SAMEX has completed the final payment of CDN $25,000 due under the buy-back of a 40% interest in the Eskapa property in Bolivia.  In October 2002, SAMEX restored its original 99% interest in the Eskapa property in Bolivia by purchasing-back the 40% joint venture rights earned by International Chalice Resources Inc. (“Chalice”) under the Eskapa Property Option Agreement.  Pursuant to the buy-back agreement, SAMEX issued a $25,000 Promissory Note to Chalice to cover the final payment which was to be paid on or before October 3, 2003.  This $25,000 payment to Chalice has now been completed.

SAMEX holds a 99% interest in any mining operations which may be established on the Eskapa property, subject to a US $2,000,000 cash royalty (to be paid out of production) that was granted to Chalice under the terms of the buy-back agreement.

NEW “ROSETTA STONE” WEB PAGE SUMMARIZING ESKAPA EXPLORATION TO DATE

SAMEX has created a new web page, accessed through a link from the Company’s web site at www.samex.com .  The new page provides easy access to technical and summary information distilled from the FORM 43-101F1 TECHNICAL REPORT, authored by SAMEX Vice President Exploration, Robert E. Kell.

SAMEX encourages its shareholders to take time to review the information which includes;

-ESKAPA "ROSETTA STONE" SUMMARY - ABSTRACT

-ESKAPA "ROSETTA STONE" SUMMARY - TECHNICAL

-Technical Figures 1 through 9 (each figure can be enlarged with your mouse)

-Proposed Drill Holes 1 through 8 (each cross-section can be enlarged with your mouse)

-A slide show of photos from Eskapa (each photo can be enlarged with your mouse)

SAMEX’s exploration efforts at Eskapa have clearly produced a "Rosetta Stone" for understanding the precious-metal mineralization system at Cerro Eskapa and generated a solid geologic model to guide further exploration drilling.  Having now identified ten highly prospective mineralized structures and decided upon drill locations, SAMEX is looking forward to securing the funding to advance the exploration at the Eskapa prospect with the objective of discovering high-grade precious metal deposits.

“Jeffrey Dahl”,

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

S   A   M

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      “Larry D. McLean”

           Vice President, Operations

Dated:  September 25, 2003